UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 1, 2017

IAC/INTERACTIVECORP

(Exact name of registrant as specified in charter)

Delaware	0-20570	59-2712887
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

555 West 18th Street, New York, NY	10011
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 314-7300

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.  Other Events

On May 1, 2017, IAC/InterActiveCorp, a Delaware corporation (“IAC”), and Angie’s List, Inc., a Delaware corporation (“Angie’s List”), jointly issued a press release announcing that the parties had signed a definitive agreement to combine IAC’s HomeAdvisor business and Angie’s List into a new publicly traded company, to be called ANGI Homeservices Inc., subject to the terms and conditions set forth in the definitive agreement.  A copy of the joint press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

IAC also provided supplemental information regarding the proposed transaction in connection with a presentation to investors.  A copy of the investor presentation is attached hereto at Exhibit 99.2 and is incorporated by reference herein.

IAC further issued communications to employees of IAC and HomeAdvisor regarding the proposed transaction.  A copy of the communications to IAC employees and HomeAdvisor employees are attached hereto as Exhibits 99.3 and 99.4, respectively.

Item 9.01  Financial Statements and Exhibits

Exhibit No.	Description
99.1	Joint Press Release, dated as of May 1 2017.
99.2	Investor Presentation, dated as of May 1, 2017.
99.3	Email to IAC Employees, dated as of May 1, 2017.
99.4	Email to HomeAdvisor Employees, dated as of May 1, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IAC/INTERACTIVECORP

By:	/s/ Gregg Winiarski
Name:	Gregg Winiarski

Title:	Executive Vice President, General Counsel and Secretary

Date: May 1, 2017

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Press Release, dated as of May 1, 2017.
99.2	Investor Presentation, dated as of May 1, 2017.
99.3	Email to IAC Employees, dated as of May 1, 2017.
99.4	Email to HomeAdvisor Employees, dated as of May 1, 2017.